EXHIBIT 17.2

To:  The Board of Directors - Fog Cutter Capital Group Inc.

From :  David Dale-Johnson

Date:  April 27, 2005

Re:  Resignation

Effective immediately I am hereby resigning from my role as a Fog Cutter board member and Co-Chairman of the Board of Directors.  This resignation does not include director positions that I hold or may hold in the Company’s subsidiaries.  The reason for my resignation is to devote my full time to my responsibilities as Chief Investment Officer of the Company.

/s/ David Dale-Johnson
David Dale-Johnson